Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-3 No. 333-123181) and related Prospectus of Chiquita Brands International, Inc. and to the incorporation by reference therein of our reports dated March 11, 2005, with respect to the consolidated financial statements and schedules of Chiquita Brands International, Inc., Chiquita Brands International, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Chiquita Brands International, Inc., included in the Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission.

/S/    ERNST & YOUNG LLP

December 6, 2005

Cincinnati, Ohio